Points Announces Completion of Amalgamation

TORONTO, January 4, 2022 -- Points.com Inc., formerly Points International Ltd., (TSX: PTS) (Nasdaq: PCOM) ("Points"), the global leader in powering loyalty commerce, is pleased to announce that it has completed the amalgamation with its wholly-owned subsidiary Points.com Inc. effective January 1, 2022. The amalgamated entity continued under the name "Points.com Inc." and its trading symbols on the TSX and Nasdaq will remain unchanged. The amalgamation was undertaken in order to optimize Points' corporate tax structure.

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Investor Relations

1-949-574-3860

IR@points.com